# SEC Schedule 13G/A (Amendment No. 15) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Shoe Carnival Inc, CIK 0000895447
CUSIP: 824889109
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1800 Innovation Point, 5th Floor, Fort Mill, South Carolina (SC), 29715
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001033310

## Reporting persons
- J. Wayne Weaver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 4,177,482; shared voting power 4,666,512; sole dispositive power 4,177,482; shared dispositive power 4,666,512; aggregate amount beneficially owned 8,843,994 (32.3% of the class)
  Comment: Relating to Items 6, 8, 9 and 11 of this page: Includes 4,666,512 shares held by Mr. Weaver's spouse.
  
  Relating to Item 11 of this page: Based on 27,372,822 outstanding shares of the Issuer's common stock as of August 27, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended August 2, 2025, filed with the Securities and Exchange Commission on September 5, 2025.
- Delores B. Weaver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 4,666,512; shared voting power 4,177,482; sole dispositive power 4,666,512; shared dispositive power 4,177,482; aggregate amount beneficially owned 8,843,994 (32.3% of the class)
  Comment: Relating to Items 6, 8, 9 and 11 of this page: Includes 4,177,482 shares held by Mrs. Weaver's spouse.
  
  Relating to Item 11 of this page: Based on 27,372,822 outstanding shares of the Issuer's common stock as of August 27, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended August 2, 2025, filed with the Securities and Exchange Commission on September 5, 2025.

## Item 1. Issuer
Name of issuer: Shoe Carnival Inc
Address of issuer's principal executive offices: 1800 Innovation Point, 5th Floor, Fort Mill, SC 29715

## Item 2. Person Filing
Name of person filing:
(i) J. Wayne Weaver
(ii) Delores B. Weaver
Address of principal business office or, if none, residence: (i) and (ii) 1800 Innovation Point, 5th Floor, Fort Mill, SC 29715
Citizenship: (i) and (ii) United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) J. Wayne Weaver - 8,843,994 shares (includes 4,666,512 shares owned by Mr. Weaver's spouse)
(ii) Delores B. Weaver - 8,843,994 shares (includes 4,177,482 shares owned by Mrs. Weaver's spouse)
Percent of class:
(i) J. Wayne Weaver - 32.3% (includes 4,666,512 shares owned by Mr. Weaver's spouse; based on 27,372,822 outstanding shares of the Issuer's common stock as of August 27, 2025)
(ii) Delores B. Weaver - 32.3% (includes 4,177,482 shares owned by Mrs. Weaver's spouse; based on 27,372,822 outstanding shares of the Issuer's common stock as of August 27, 2025)
Sole power to vote or to direct the vote:
(i) J. Wayne Weaver - 4,177,482
(ii) Delores B. Weaver - 4,666,512
Shared power to vote or to direct the vote:
(i) J. Wayne Weaver - 4,666,512 (represents shares owned by Mr. Weaver's spouse)
(ii) Delores B. Weaver - 4,177,482 (represents shares owned by Mrs. Weaver's spouse)
Sole power to dispose or to direct the disposition:
(i) J. Wayne Weaver - 4,177,482
(ii) Delores B. Weaver - 4,666,512
Shared power to dispose or to direct the disposition:
(i) J. Wayne Weaver - 4,666,512 (represents shares owned by Mr. Weaver's spouse)
(ii) Delores B. Weaver - 4,177,482 (represents shares owned by Mrs. Weaver's spouse)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- J. Wayne Weaver: /s/ J. Wayne Weaver, J. Wayne Weaver (11/10/2025)
- Delores B. Weaver: /s/ Delores B. Weaver, Delores B. Weaver (11/10/2025)